SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934

Infocrossing Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45664X109
(CUSIP Number)

June 15, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No.	45664X109

1) Name of Reporting Person	Lehman Brothers Holdings Inc.

S.S. or I.R.S. Identification No. of Above Person	13-3216325

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	2,569,074 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	2,569,074 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	2,569,074 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	10.4%(2)

12) Type of Reporting Person	HC

(1) Includes 2,564,933 shares of Common Stock issuable upon conversion of $32,549,000 of 4.0% Convertible Senior Notes due 7/15/2024 (the “Senior Notes”). The market price condition with respect to the conversion of the Senior Notes, as described in the Issuer’s Prospectus Amendment No. 1 to Prospectus Filed August 19, 2004, dated December 29, 2004, was satisfied as of close of trading on June 15, 2007. As a result, the Senior Notes will become convertible on July 1, 2007 and will remain convertible until September 30, 2007.

(2) Based on 22,107,223 shares of the Issuer’s Common Stock outstanding as of

May 7, 2007 as reported on Form 10-Q filed by the Issuer on May 10, 2007 and a total of 2,564,933 shares of Common Stock issuable upon conversion of the Senior Notes.

CUSIP No.	45664X109

1) Name of Reporting Person	Lehman Brothers Inc.

S.S. or I.R.S. Identification No. of Above Person	13-2518466

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	2,569,074 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	2,569,074 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	2,569,074 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	10.4%(2)

12) Type of Reporting Person	BD

(1) Includes 2,564,933 shares of Common Stock issuable upon conversion of $32,549,000 of 4.0% Convertible Senior Notes due 7/15/2024 (the “Senior Notes”). The market price condition with respect to the conversion of the Senior Notes, as described in the Issuer’s Prospectus Amendment No. 1 to Prospectus Filed August 19, 2004, dated December 29, 2004, was satisfied as of close of trading on June 15, 2007. As a result, the Senior Notes will become convertible on July 1, 2007 and will remain convertible until September 30, 2007.

(2) Based on 22,107,223 shares of the Issuer’s Common Stock outstanding as of

May 7, 2007 as reported on Form 10-Q filed by the Issuer on May 10, 2007 and a total of 2,564,933 shares of Common Stock issuable upon conversion of the Senior Notes.

CUSIP No.	45664X109

1) Name of Reporting Person	LB I Group Inc.

S.S. or I.R.S. Identification No. of Above Person	13-2741778

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	788,022 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	788,022 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	788,022 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	3.4%(2)

12) Type of Reporting Person	CO

(1) Includes 788,022 shares of Common Stock issuable upon conversion of $10,000,000 of 4.0% Convertible Senior Notes due 7/15/2024 (the “Senior Notes”). The market price condition with respect to the conversion of the Senior Notes, as described in the Issuer’s Prospectus Amendment No. 1 to Prospectus Filed August 19, 2004, dated December 29, 2004, was satisfied as of close of trading on June 15, 2007. As a result, the Senior Notes will become convertible on July 1, 2007 and will remain convertible until September 30, 2007.

(2) Based on 22,107,223 shares of the Issuer’s Common Stock outstanding as of

May 7, 2007 as reported on Form 10-Q filed by the Issuer on May 10, 2007 and 788,022 shares of Common Stock issuable upon conversion of the Senior Notes.

Item 1(a).	Name of Issuer:

Infocrossing Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2 Christie Heights Street
Leonia NJ 07605

Item 2(a).	Name of Person(s) Filing:

Lehman Brothers Holdings Inc.
Lehman Brothers Inc.
LB I Group Inc.

Item 2(b).	Address of Principal Business Office:

Lehman Brothers Holdings Inc.
745 Seventh Avenue
New York, New York 10019

Lehman Brothers Inc.
745 Seventh Avenue
New York, New York 10019

LB I Group Inc.
399 Park Avenue
New York, New York 10019

Item 2(c).	Citizenship or Place of Organization:

Lehman Brothers Holdings Inc. (“Holdings”) is a corporation organized under the laws of the State of Delaware.

Lehman Brothers Inc. (“LBI”) is a corporation organized under the laws of the State of Delaware.

LB I Group Inc. (“LB I Group”) is a corporation organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

45664X109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ A broker or dealer under Section 15 of the 1934 Act
(b) ☐ A bank as defined in Section 3(a)(6) of the 1934 Act
(c) ☐ An insurance company as defined in Section 3(a) (19) of the 1934 Act
(d) ☐ An investment company registered under Section 8 of the Investment Company Act of 1940
(e) ☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) ☐ A church plan that is excluded from the definition of investment Company under Section 3(c)(14) of the Investment Company Act of 1940
(j) ☐ A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 of cover page.

(b)	Percent of Class:

See Item 11 of cover page.

(c)	Number of shares as to which the person has:

(i) sole power to vote or to direct the vote
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition
(iv) shared power to dispose or to direct the disposition

See Items 5-8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

LBI, a Broker-Dealer registered under Section 15 of the 1934 Act, is a wholly-owned subsidiary of Holdings.

LBI is the actual owner of $22,549,000 of Senior Debt which is convertible into 1,776,911 shares of Common Stock and 4,141 shares of Common Stock.

Under the rules and regulations of the Securities and Exchange Commission, Holdings may be deemed to be the beneficial owner of the shares of Common Stock owned by LBI.

LB I Group, a wholly-owned subsidiary of LBI is the actual owner of $10,000,000 of Senior Debt which is convertible into 788,022 shares of Common Stock.

Under the rules and regulations of the Securities and Exchange Commission, both LBI and Holdings may be deemed to be the beneficial owners of the shares of Common Stock owned by LB I Group.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

☐

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

☒

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2007

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Vice President

LEHMAN BROTHERS INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: SeniorVice President

LB I GROUP INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: June 21, 2007

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Vice President

LEHMAN BROTHERS INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: SeniorVice President

LB I GROUP INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory